Dodge & Cox  /  Investment Managers  /  San Francisco
Fannie Mae (FNM)
Retained
Portfolio Interest
Income, 47%
Guarantee Fee,
53%
Investment Thesis
Low Valuation
Trades at a low valuation based on multiples of normalized earnings potential and price-to-book.
Leading Franchise
FNM has recently doubled market share, as competitors have exited the mortgage securitization business; at the same time, guarantee fees for new loans have increased from 20 basis points to over 30 basis points.
Sufficient Capital Position
By our estimation, higher loss rates will eventually decline and-will be more than offset by higher revenue over time.
Positive Legislative / Regulatory Trends
Regulators have recently increased operational flexibility through: 1) reduced capital surplus requirements;
2) higher conforming loan limits; and 3) access to the Fed discount window.
Risks
Prolonged Housing Downturn
A prolonged downturn could lead to more severe housing price declines and higher than expected credit losses.
Accounting Charges
Fannie Mae is subject to accounting rules that may require write-downs of impaired assets.
Sentiment in Washington
While recent actions in Washington have been constructive for Fannie Mae, this may change over time.
July 31, 2008
Company Profile
Government-Sponsored Enterprise
(GSE), founded in 1938 to provide
funding to mortgage bankers
and lenders.
Operates two business lines: (1)
mortgage credit guarantee and (2) on-
balance sheet mortgage portfolio.
Largest participant in U.S. residential
mortgage market, with $2.3 trillion in
guaranteed loans and a $720 billion loan
portfolio.
Per Share Valuation
2007 Revenues = $9.7 Billion
FY ends December 31
Shares outstanding = 973 million
* “Core” EPS. Source: Lehman Bros.
S&P valuation as of 6/30/08.
Conclusion: Fannie Mae’s low valuation, combined with an attractive industry structure and improving margins, provides investors with a favorable risk-reward opportunity.
The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any
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important information, visit www.dodgeandcox.com
or call 800-621-3979. Please read the prospectus carefully before investing.
08-321
FNM S&P 500
Price (07/30/08) $12.21 $1,284
2007 EPS* (0.28)
2008e EPS* (2.40)
2009e EPS* 1.45
2009e Price/Earnings 8.4x 15.7x
2007 Price/Book 0.9x 2.4x